Form 6-K

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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Form 6-K

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC
(registrant)
Date:	January 28, 2004	By:	Jack C. Tough
Jack C. Tough Vice President and Chief Financial Officer

Item List

1.

Unaudited Consolidated Financial Statements for First Quarter Ended November 30, 2003.

Report to Bondholders

For the First Quarter Ended November 30, 2003

January 28, 2004

First quarter consolidated sales were $34.9 million compared to $38.9 million in the first quarter last year.  The weakening of the US dollar versus the Canadian dollar had a negative impact of $3.4 million on the first quarter sales compared to the prior year sales resulting from our Canadian exports into the U.S.A. and from the consolidation of our U.S. operations' sales .   The remainder of the shortfall was the result of weak sales in (1) the North American Die Set operating segment primarily caused by the negative impact of exchange rates on our Canadian customers' competitiveness in the U.S. market and (2) the Lamina Components operating segment caused by a competitive marketplace.  These factors are expected to continue to negatively impact sales. The shortfall was partially offset by strong sales in the European segment resulting from the completion of a large order.

Gross profit margin declined 1.5 percentage points from 29.5% of sales in the quarter ended November 30, 2002 to 28.0% in the quarter ended November 30, 2003, due mainly to the product mix at the Lamina Components operating segment and increased fixed costs as a percent of sales due to the weak sales volume throughout North America.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $4.7 million in the first quarter of fiscal 2004, down from $5.5 million in the first quarter of the fiscal 2003.  Reduced gross profit of $1.7 million, mainly as a result of weak sales, depreciation of the US dollar versus the Canadian dollar and the product mix at Lamina, as described above, was partially offset by $0.4 million in lower selling and administrative expenses and a $0. 5 million increase in the gain on foreign exchange primarily from the translation of foreign currency denominated monetary items .  The impacts of foreign exchange resulting from the strengthening Canadian dollar versus the US dollar are expected to continue in the second quarter.

The net loss in the first quarter of fiscal 2004 was $0.5 million compared to $0.7 million net income in the comparable period last year.  The reduction in earnings of $1.2 million is attributed to the following principal factors.  Interest costs were $0.3 million lower in the quarter ended November 30, 2003 on a comparative after-tax year over year basis.  More than offsetting this improvement was $0.6 million after-tax in reduced EBITDA noted above.  Increased depreciation expense of $0.4 million after-tax resulted from the decision to reduce the estimated useful service lives of production equipment effective June 1, 2003.  Production equipment now has estimated service lives not exceeding 15 years compared with a maximum of 30 years prior to June 1, 2003.  Income tax expense increased by $0.4 million over the comparable quarter of the prior year due primarily to an adjustment of $0.7 million to deferred tax expense resulting from an increase in the substantively enacted income tax rates in the Province of Ontario.

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 7 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt.  Therefore, under Canadian generally accepted accounting principles, the Company discloses in note 7 to the consolidated financial statements Adjusted EBITDA by operating segment.  However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as "may", "will", "should", "believe", "expect", "anticipate", "estimate", "continue", "predict", or similar expressions, with respect to various matters.

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuations, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company's Annual Report on Form 20-F for the year ended August 31, 2003.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,
	2003	2002

SALES	$34,944	38,880

Cost of goods sold	25,147	27,406

GROSS PROFIT	9,797	11,474

Selling and administrative expenses	5,503	5,862
Loss on disposal of capital assets	13	10
(Gain) loss on foreign exchange (note 3)	(390)	76

	5,126	5,948

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	4,671	5,526

Depreciation and amortization	2,628	2,041
Interest on long-term debt	1,766	2,238
Other interest	214	333

	4,608	4,612

INCOME BEFORE INCOME TAXES	63	914

INCOME TAXES (note 4)	562	199

NET (LOSS) INCOME	$(499)	715

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,
	2003	2002

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(69,502)	(9,823)

Change in accounting policy (note 3)	-	(608)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(69,502)	(10,431)

Change in accounting policy (note 2)	-	(64,012)

Net (loss) income	(499)	715

DEFICIT, END OF PERIOD	$(70,001)	(73,728)

(See accompanying notes)

     ANCHOR LAMINA INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands of Canadian Dollars)

		November 30	August 31
		2003	2003

CURRENT ASSETS
Accounts receivable		$23,705	25,664
Loans receivable - shareholders		35	35
Inventories		12,549	12,828
Prepaid expenses		618	1,002
		36,907	39,529

LOANS RECEIVABLE - SHAREHOLDERS		23	23
CAPITAL ASSETS		86,793	90,133
DEFERRED CHARGES		2,318	2,622
		$126,041	132,307

CURRENT LIABILITIES
Bank indebtedness		$4,381	7,379
Accounts payable		7,170	7,102
Accrued liabilities		8,658	8,862
Income taxes payable		2	526
Current portion of long-term debt		1,614	1,648
		21,825	25,517

LONG-TERM DEBT		69,822	74,674
FUTURE INCOME TAXES		3,354	2,614

CONTINGENCIES (note 5)

SHAREHOLDERS' EQUITY
Share capital		90,658	90,658
Contributed surplus		2,424	2,424
Deficit		(70,001)	(69,502)
Cumulative translation adjustments		7,959	5,922
		31,040	29,502
		$126,041	132,307
	(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,
	2003	2002
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING ACTIVITIES:
OPERATING
Net (loss) income	$(499)	715
Adjustments for:
Depreciation and amortization	2,628	2,041
Loss on disposal of capital assets	13	10
Unrealized exchange (gain) loss on long-term debt	(1,142)	94
Future income taxes	516	215
	1,516	3,075
Net change in non-cash working capital	2,469	376
	3,985	3,451
INVESTING
Purchase of capital assets	(813)	(202)
Proceeds on disposal of capital assets	-	35
	(813)	(167)
FINANCING
Decrease in bank indebtedness	(2,998)	(2,787)
Long-term debt incurred (note 6)	-	5,000
Repayment of long-term debt	(171)	(4,650)
Deferred financing fees	(3)	(847)
	(3,172)	(3,284)
CHANGE IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$-	-

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2003 annual financial statements.

(2) In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. The new pronouncement requires goodwill to be written down when there has been a permanent impairment in its value. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company's goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(3) In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267). Exchange (gain) loss on long-term debt included in the Consolidated Statements of (Loss) Income for the quarter ended November 30, 2003 is ($1,142) (2002 - $94).

(4) Income tax expense for the three month period ended November 30, 2003 includes an adjustment of $700 related to an increase in the substantively enacted income tax rates in the Province of Ontario.

(5) Contingencies

Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2,391 (August 31, 2003 - $2,566) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(6) Senior credit facility

At November 30, 2003, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement, known as the borrowing base, of $20,028. At November 30, 2003, the Company borrowed $5,933 under this facility.

At November 30, 2003, the Company had an unused term facility of $13,819 available for certain restricted purposes. The availability of this facility is reduced by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior lending loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2003 results, the excess cash flow calculation required the Company to make additional principal repayments of $1,096 on December 5, 2003.

(7) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina

Components and European. The following tables set forth information about segment revenue and income before depreciation and amortization, loss on disposal of capital assets, interest, gain (loss) on foreign exchange, and income taxes (Adjusted EBITDA).

	Three months ended November 30, 2003
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	$23,971	$9,037	$4,393	$(2,457)	$34,944
Segment Adjusted EBITDA	2,512	1,067	715		4,294

	Three months ended November 30, 2002
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	$27,399	$11,260	$3,304	$(3,083)	$38,880
Segment Adjusted EBITDA	3,414	1,640	558		5,612

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income before income taxes is as follows:

	Three Months Ended
	November 30,
	2003	2002

Total Adjusted EBITDA for reportable segments	$4,294	$5,612
Depreciation and amortization	(2,628)	(2,041)
Loss on disposal of capital assets	(13)	(10)
Interest on long term debt	(1,766)	(2,238)
Other interest	(214)	(333)
Gain (loss) on foreign exchange	390	(76)
Total consolidated income before income taxes	$63	$914